FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

On January 20, 2026, Mr. Grigorios-Filippos Psaltis resigned from the Board of Directors (the “Board”) of OceanPal Inc. (the “Company”) and as a member of the Company’s Compensation Committee, effective immediately. Mr. Psaltis advised the Company that his resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Appointment of a Board Member

Also on January 20, 2026, effective immediately following Mr. Psaltis’ resignation, the Company appointed Mr. James Gereghty, Jr. to serve as a Class II director on the Board for the remainder of Mr. Psaltis’ term. Mr. Gereghty will also join the Board’s Audit Committee.

Mr. Gereghty is an experienced investment advisor who has extensive knowledge of the financial advisory services industry.

Mr. Gereghty currently serves as the Managing Partner of Kips Bay Consulting LLC, a financial advisor firm, a role he has held since 2020. Since 2019, Mr. Gereghty has also served as the Managing Director and Partner of Solaia Capital Advisors LLC, an investment management firm. Mr. Gereghty sits on the board of directors of various private companies and institutions including Kips Bay Consulting, LLC, Falls Bridge Capital, LLC, Duke School of Medicine, Duke Cancer Institute, and the Community Center of Northern Westchester. Mr. Gereghty received a Bachelor of Arts in Economics and Political Science from the University of Connecticut as well as a Master of Business Administration from Duke University’s Fuqua School of Business.

There are no arrangements between Mr. Gereghty and any other person pursuant to which he was selected as a director.

Mr. Gereghty will receive compensation consistent with the Company’s standard compensation program for non-employee directors.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961, 333-273073 and 333-291831) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023, July 14, 2023 and December 10, 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: January 22, 2026
	By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer